SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)*


                          VELOCITY EXPRESS CORPORATION
                                (Name of Issuer)

                          Common Stock, $.004 Par Value
                         (Title of Class of Securities)

                                    92257T103
                                 (CUSIP Number)

                        Exeter Capital Partners IV, L.P.
                         10 East 53rd Street, 32nd Floor
                               New York, NY 10022
                                 (212) 872-1175
                              Attn: Kurt Bergquist

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 3, 2006
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Exeter Capital Partners I.V., L.P.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) I.R.S. Identification No. 13-3967549

--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                     (b) [x]
--------------------------------------------------------------------------------
 3      SEC USE ONLY

--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS (See Instructions)

        OO (SEE ITEM 3)
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
        PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-----------------------------------------------------------------------------
NUMBER OF SHARES                    7      SOLE VOTING POWER
BENEFICIALLY OWNED BY                      3,571,143*
EACH REPORTING PERSON              ------------------------------------------
WITH                                8      SHARED VOTING POWER
                                           0
                                   ------------------------------------------
                                    9      SOLE DISPOSITIVE POWER
                                           3,571,143*
                                   ------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,571,143*

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        19.76%**
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

        PN
-----------------------------------------------------------------------------
* Includes Common Stock issuable upon the exercise of the Warrant, which is subject to certain conditions. See Item 6.
** See Item 5.

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Exeter IV Advisors, L.P.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**           (a) [ ]
                                                                     (b) [x]

--------------------------------------------------------------------------------
 3      SEC USE ONLY

--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS (See Instructions)

        OO (SEE ITEM 3)

--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
        PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES                    7      SOLE VOTING POWER
BENEFICIALLY OWNED BY                      3,571,143*
EACH REPORTING PERSON              ------------------------------------------
WITH                                8      SHARED VOTING POWER
                                           0
                                   ------------------------------------------
                                    9      SOLE DISPOSITIVE POWER
                                           3,571,143*
                                   ------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,571,143*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                          [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        19.76%**

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

        PN
--------------------------------------------------------------------------------
* Includes Common Stock issuable upon the exercise of the Warrant, which is subject to certain conditions. See Item 6.
** See Item 5.

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Exeter IV Advisors, Inc.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**           (a) [ ]
                                                                     (b) [x]
--------------------------------------------------------------------------------
 3      SEC USE ONLY

--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS (See Instructions)

        OO (SEE ITEM 3)
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
        PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES                    7      SOLE VOTING POWER
BENEFICIALLY OWNED BY                      3,571,143*
EACH REPORTING PERSON              ------------------------------------------
WITH                                8      SHARED VOTING POWER
                                           0
                                   ------------------------------------------
                                    9      SOLE DISPOSITIVE POWER
                                           3,571,143*
                                   ------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,571,143*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        19.76%**
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

        CO
--------------------------------------------------------------------------------
* Includes Common Stock issuable upon the exercise of the Warrant, which is subject to certain conditions. See Item 6.
** See Item 5.

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Keith R. Fox

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**           (a) [ ]
                                                                     (b) [x]
--------------------------------------------------------------------------------
 3      SEC USE ONLY

--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS (See Instructions)

        OO (SEE ITEM 3)
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
        PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United Kingdom
--------------------------------------------------------------------------------
NUMBER OF SHARES                    7      SOLE VOTING POWER
BENEFICIALLY OWNED BY                      3,571,143*
EACH REPORTING PERSON              ------------------------------------------
WITH                                8      SHARED VOTING POWER
                                           0
                                   ------------------------------------------
                                    9      SOLE DISPOSITIVE POWER
                                            3,571,143*
                                   ------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,571,143*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        19.76%**

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

        IN

--------------------------------------------------------------------------------
* Includes Common Stock issuable upon the exercise of the Warrant, which is subject to certain conditions. See Item 6.
** See Item 5.

ITEM 1.   SECURITY AND ISSUER.

This statement on Schedule 13D relates to the Common Stock, par value $.004 per share ("Common Stock"), of Velocity Express Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Morningside Drive North, Bldg. B, Suite 300, Westport, Connecticut 06880.


ITEM 2.   IDENTITY AND BACKGROUND.

Exeter Capital Partners IV, L.P. ("Exeter Capital IV") is a limited partnership organized under the laws of Delaware. Exeter IV Advisors, L.P. ("Exeter IV Advisors"), a limited partnership organized under the laws of Delaware, is the general partner of Exeter Capital IV. Exeter IV Advisors, Inc. ("Exeter IV Inc."), a corporation organized under the laws of Delaware, is the general partner of Exeter IV Advisors. Keith R. Fox (together with Exeter Capital IV, Exeter IV Advisors and Exeter IV Inc., "Exeter"), a citizen of the United Kingdom, is the sole shareholder of Exeter IV Inc. The principal business office address of Exeter is 10 East 53rd Street, 32nd Floor, New York, New York 10022. The principal business of Exeter is venture capital investing.

None of Exeter Capital IV, Exeter IV Advisors, Exeter IV Inc. or Mr. Fox have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The purchase price paid in connection with the Stock and Warrant Purchase Agreement, as further described below in Item 6, was paid out of Exeter's cash on hand. The consideration tendered in connection with the Series A Preferred Stock, Common Stock and Warrant Purchase Agreement - Share Consideration and the Series A Preferred Stock, Common Stock and Warrant Purchase Agreement - Note and Warrant Consideration, as further described below in Item 6, was the Old Shares and the CD&L Shares (as each such term is defined in Item 6 below), respectively.


ITEM 4.   PURPOSE OF TRANSACTION.

Exeter acquired its current holdings of the Issuer, as further described below in Item 6, for investment purposes. Exeter's current holdings of the Issuer are such as may enable Exeter to influence the management of the Issuer. Exeter may, from time to time, make additional purchases of securities of the Issuer either in the open market or in private transactions, or make take other actions depending upon its evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's Common Stock, other opportunities available to Exeter, general economic and stock market conditions and other factors. Depending upon such factors, Exeter may also decide to hold or dispose of all or part of its investment. Exeter may also decide to participate in debt financing by the Issuer. As a part of this ongoing review, Exeter may engage legal and financial advisors to assist it in such review and in evaluating strategic alternatives that are or may become available with respect to its holdings in the Issuer. Any such transactions may be effected at any time and from time to time, subject to any applicable limitations of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and other applicable legal and contractual limitations, if any. Except as described herein, Exeter has no present plan or proposal that relates to or would result in any of the events, actions or conditions specified in paragraphs (a) through
(j) of Item 4 of Schedule 13D. However, as a part of its ongoing review of investment alternatives, Exeter reserves the right to consider such matters in the future and, subject to applicable laws and contractual limitations, if any, may formulate a plan with respect to such matters.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) Exeter may be deemed the beneficial owner of 3,571,143 shares of Common Stock (based on ownership by Exeter of 2,465,418 shares of Common Stock and the Warrant, which is convertible into 1,105,725 shares of Common Stock), which would represent approximately 19.76% of the Common Stock outstanding on an as converted basis (based on 16,965,310 shares of Common Stock outstanding as of May 12, 2006 as represented in the Issuer's Quarterly Report on Form 10-Q, filed with the Commission on May 16, 2006 and added thereto for purposes of calculating such percentage the shares of Common Stock held by Exeter on an as converted basis). The exercisability of the Warrant is contingent upon certain conditions as described below in Item 6.

(b) The information contained on the cover pages hereto is hereby incorporated by reference to this Item 5(b).

(c) Except as described herein, Exeter has not effected any transactions with respect to the Issuer within the past sixty days.

(d) Not Applicable.

(e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

A.  Stock and Warrant Purchase Agreement
    ------------------------------------

Pursuant to that certain Stock and Warrant Purchase Agreement, by and between Exeter Capital IV, as buyer, and the United States Small Business Administration, in its capacity as court-appointed receiver for Exeter Venture Lenders, L.P., as seller, dated as of July 3, 2006 (the "Stock and Warrant Purchase Agreement"), a copy of which is attached hereto as Exhibit 10.1, the seller sold to Exeter Capital IV (i) 65,617 shares of Series A Preferred Stock of CD&L, Inc. ("CD&L"), (ii) 328,084 shares of common stock of CD&L and (iii) warrants to purchase up to 84,375 shares of common stock of CD&L (collectively, with (i) and (ii) above, the "Old Shares") for a purchase price of $2,243,277.15.

B.  Merger
    ------

Contemporaneously with the execution and delivery of the Stock and Warrant Purchase Agreement, CD&L entered into to an Agreement and Plan of Merger with the Issuer and CD&L Acquisition Corp (the "Merger"). For information concerning the Merger, please see the Current Report on Form 8-K filed with the Commission by the Issuer on July 10, 2006.

C. Series A Preferred Stock, Common Stock and Warrant
   Purchase Agreement - Share Consideration
   --------------------------------------------------

Contemporaneously with the above, the Issuer, as buyer, entered into that certain Series A Preferred Stock, Common Stock and Warrant Purchase Agreement - Share Consideration, dated as of July 3, 2006, with Exeter Capital IV, as seller, (the "Series A Preferred Stock, Common Stock and Warrant Purchase Agreement - Share Consideration"), a copy of which is attached hereto as Exhibit 10.2, pursuant to which Exeter Capital IV transferred the Old Shares to the Issuer in exchange for 2,465,418 shares of Common Stock of the Issuer.

D. Series A Preferred Stock, Common Stock and Warrant Purchase Agreement - Note and Warrant Consideration
   ----------------------------------------------------------------------------

Also in connection therewith, the Issuer, as buyer, entered into that certain Series A Preferred Stock, Common Stock and Warrant Purchase Agreement - Note and Warrant Consideration, dated as of July 3, 2006, with Exeter Capital IV, as seller, (the "Series A Preferred Stock, Common Stock and Warrant Purchase Agreement - Note and Warrant Consideration"), a copy of which is attached hereto as Exhibit 10.3, pursuant to which the Issuer received (i) 65,617 shares of Series A Preferred Stock of CD&L, (ii) 328,084 shares of common stock of CD&L and (iii) warrants to purchase up to 84,375 shares of common stock of CD&L (collectively, with (i) and (ii) above, the "CD&L Shares") from Exeter Capital IV in exchange for 3,205 units of the Issuer (the "Units"), as described below.

E.  Unit Purchase Agreement
    -----------------------

As further described in the Unit Purchase Agreement, dated as of July 3, 2006 and entered into between the Issuer, the Guarantors (as defined therein) and Exeter Capital IV (the "Unit Purchase Agreement"), a copy of which is attached hereto as Exhibit 10.4, the Units are composed of (i) a 12% Senior Secured Note of the Issuer due 2010 in the aggregate principal amount of $3,205,000 (the "Senior Secured Note"), together with (ii) a Warrant to purchase 1,105,725 shares of Common Stock of the Issuer (the "Warrant").

F.  Senior Secured Note
    -------------------

The Senior Secured Note is governed by the Indenture (the "Indenture"), a copy of which is attached hereto as Exhibit 10.5. The Senior Secured Note accrues interest from and after December 30, 2006 at a rate of 12% per annum. Interest is payable semi-annually in arrears, commencing June 30, 2007. The Senior Secured Note may be redeemed, pursuant to certain terms and conditions as set forth in the Indenture. The Senior Secured Note is guaranteed by the Issuer's domestic subsidiaries. The Senior Secured Note is secured by a first-priority lien, subject to permitted liens, on collateral consisting of substantially all of the tangible and intangible assets of the Issuer and its domestic subsidiaries. The trustee is required by the Indenture to subordinate the lien securing the Senior Secured Note to the lien securing a working capital facility if and when the Issuer enters into such a facility in compliance with the terms of the Indenture. The Issuer is obligated to comply with certain customary covenants.

Events of default under the Indenture include the failure of the Issuer to make payments when due, the failure to comply with covenants, the occurrence of certain defaults under other debt instruments, failure to pay one or more final judgments aggregating in excess of $2.5 million and certain events of bankruptcy or insolvency. Upon the occurrence of an event of default, maturity may be accelerated and the Trustee may pursue other remedies. The terms of the Indenture may be amended with the consent of the holders of at least 50% in aggregate principal amount of the Senior Notes at such time outstanding.

G.  Warrant
    -------

A copy of the form of Warrant issued in connection with the Unit Purchase Agreement is attached hereto as Exhibit 10.6. The Warrant may be exercised at the option of the holder commencing on the approval by the stockholders of the Issuer of the issuance of the Warrant in accordance with the rules of the NASDAQ Stock Market, and ending at 5:00 P.M. Eastern Time on July 3, 2010. If the Issuer does not obtain such stockholder approval of the issuance of the Warrant on or before an approval deadline of October 31, 2006, then it is obligated to pay to the holder of the Warrant certain liquidated damages. The initial exercise price of the Warrant is $1.45 per share, subject to adjustment from time to time as provided for therein. The Warrant is also subject to certain automatic exercise provisions, as further described therein, if at any time after July 3, 2008 the daily volume weighted average price of the Issuer's Common Stock is equal to or exceeds $2.75 for twenty (20) of any thirty (30) consecutive trading days. The Warrant is subject to certain antidilution protections, as described therein. The Issuer shall not effect the exercise of the Warrant to the extent that, after giving effect to such exercise, the holder of the Warrant would beneficially own in excess of 4.99% of the shares of the Issuer's Common Stock.

H.  Registration Rights Agreement
    -----------------------------

The shares of Common Stock underlying the Warrant and the shares acquired in Series A Preferred Stock, Common Stock and Warrant Purchase Agreement - Share Consideration (collectively, the " Velocity Shares") are covered by a Registration Rights Agreement (the "Registration Rights Agreement"), a copy of which is attached hereto as Exhibit 10.7. Under the terms of the Registration Rights Agreement, the Issuer is obligated to file a registration statement with the Commission, promptly after July 3, 2006 but no later than October 31, 2006 (the "Filing Deadline"), registering for resale the Velocity Shares. If the registration statement is not filed by the Filing Deadline or the registration is not declared effective by the Commission by December 29, 2006, or if after the registration statement is declared effective sales cannot be made pursuant to such registration statement for any reason other than certain delays permitted under the Registration Rights Agreement, the Issuer will make certain payments of the aggregate amount invested for the Velocity Shares then held for each 30-day period or pro rata portion thereof following the date the registration statement should have been effective. The Velocity Shares are also entitled to piggyback registration rights whenever the Issuer proposes to file a registration statement with respect to an offering for its own securities or for the account of others of any class of securities of the Issuer, subject to customary limitations imposed by the managing underwriter of such offering. The Registration Rights Agreement also contains customary indemnity provisions in favor of the holders of the Velocity Shares and the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        The following exhibits are filed with this statement:

Exhibit 10.1  Stock and Warrant Purchase Agreement (filed herewith).

Exhibit 10.2 Series A Preferred Stock, Common Stock and Warrant Purchase Agreement - Share Consideration (incorporated by reference to
              Exhibit 10.11 to the Issuer's Current Report on Form 8-K, filed with the Commission on July 10, 2006).

Exhibit 10.3 Series A Preferred Stock, Common Stock and Warrant Purchase Agreement - Note and Warrant Consideration (incorporated by reference to Exhibit 10.9 to the Issuer's Current Report on Form 8-K, filed with the Commission on July 10, 2006).

Exhibit 10.4  Unit Purchase Agreement (incorporated by reference to Exhibit
              10.10 to the Issuer's Current Report on Form 8-K, filed with the Commission on July 10, 2006).

Exhibit 10.5 Indenture (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, filed with the Commission on July 10, 2006).

Exhibit 10.6 Form of Warrant (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, filed with the Commission on July 10, 2006).

Exhibit 10.7  Registration Rights Agreement (incorporated by reference to
              Exhibit 10.5 to the Issuer's Current Report on Form 8-K, filed with the Commission on July 10, 2006).

Exhibit 99    Joint Filing Agreement (filed herewith).

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 13, 2006

                                  EXETER CAPITAL PARTNERS IV, L.P.


                                  By:  /s/ Keith R. Fox
                                     -----------------------------
                                     Keith R. Fox



                                  EXETER IV ADVISORS, L.P.


                                  By:  /s/ Keith R. Fox
                                     -----------------------------
                                     Keith R. Fox


                                  EXETER IV ADVISORS, INC.


                                  By:  /s/ Keith R. Fox
                                     -----------------------------
                                     Keith R. Fox


                                  KEITH R. FOX


                                  By:  /s/ Keith R. Fox
                                     -----------------------------
                                     Keith R. Fox

                                  EXHIBIT INDEX


Exhibit 10.1  Stock and Warrant Purchase Agreement (filed herewith).

Exhibit 10.2 Series A Preferred Stock, Common Stock and Warrant Purchase Agreement - Share Consideration (incorporated by reference to
              Exhibit 10.11 to the Issuer's Current Report on Form 8-K, filed with the Commission on July 10, 2006).

Exhibit 10.3 Series A Preferred Stock, Common Stock and Warrant Purchase Agreement - Note and Warrant Consideration (incorporated by reference to Exhibit 10.9 to the Issuer's Current Report on Form 8-K, filed with the Commission on July 10, 2006).

Exhibit 10.4  Unit Purchase Agreement (incorporated by reference to Exhibit
              10.10 to the Issuer's Current Report on Form 8-K, filed with the Commission on July 10, 2006).

Exhibit 10.5 Indenture (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, filed with the Commission on July 10, 2006).

Exhibit 10.6 Form of Warrant (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, filed with the Commission on July 10, 2006).

Exhibit 10.7  Registration Rights Agreement (incorporated by reference to
              Exhibit 10.5 to the Issuer's Current Report on Form 8-K, filed with the Commission on July 10, 2006).

Exhibit 99    Joint Filing Agreement (filed herewith).